United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Listed Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY MEETING OF THE BOARD OF DIRECTORS

On May 29, 2014, at 9:30am, met, ordinarily, at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha, #26, 19th floor, in this city of Rio de Janeiro, RJ, the effective members Messrs. Dan Conrado — Chairman, Marcel Juviniano Barros, Sérgio Alexandre Figueiredo Clemente, Paulo Rogério Caffarelli, João Batista Cavaglieri, and, acting as effective members, the alternate members Messrs. Luiz Maurício Leuzinger, Isao Funaki, Eduardo de Oliveira Rodrigues Filho and Laura Bedeschi Rego de Mattos, and also present Mr. Clovis Torres, who served as Secretary. Therefore, the Board of Directors has unanimously resolved on the following: “RESIGNATION AND APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS OF VALE — In view of the resignations presented by Messrs. Renato da Cruz Gomes and Hidehiro Takahashi to their positions of effective members of the Board of Directors of Vale and also in view of the vacancy of a position, the Board of Directors approved the appointment, in accordance with the provisions of article 11, §10, of the By-laws, of Messrs. (a) Sérgio Alexandre Figueiredo Clemente, Brazilian, married, bank officer, bearer of identity card #55.799.633-8, issued by SSP/SP, enrolled with the Brazilian Individual Taxpayer’s Registry of the Ministry of Finance (CPF/MF) under #373.766.326/20, resident and domiciled in the city of São Paulo, in the State of São Paulo, with business address at Cidade de Deus, Red Building, 4th floor, in the city of Osasco, in the State of São Paulo, as effective member of the Board of Directors, having as his alternate Mr. Luiz Carlos de Freitas; (b) Isao Funaki, Japanese, married, bachelor in social sciences, bearer of identity card RNE #V301898-L, enrolled with the CPF/MF under #829.540.970-00, resident and domiciled in the city of Rio de Janeiro, RJ, with business address at Praia do Flamengo #200, 14th floor, as alternate of Mr. Hiroyuki Kato in the Board of Directors; and (c) Paulo Rogério Caffarelli, Brazilian, married, public federal officer, bearer of identity card #3.381.390-2 SSP/PR, enrolled with the CPF/MF under #442.887.279-87, resident and domiciled in Brasilia, Distrito Federal, with business address at the Ministry of Finance, Esplanada dos Ministérios, block P, 4th floor, Brasília, Distrito Federal, as effective member of the Board of Directors, having as his alternate Mr. Hayton Jurema da Rocha; all shall have term of office until the first General Meeting to be held. The

Board of Directors’ members now appointed, present at this meeting, declared to be free and clear of any restrictions to serve in such positions in accordance with the provisions of article 147 of Law #6.404/76. Following, Messrs. Sérgio Alexandre Figueiredo Clemente, Isao Funaki and Paulo Rogério Caffarelli executed their Statement of Consent of Senior Managers to the Corporate Governance Level 1 Listing Agreement of São Paulo stock exchange (BM&FBovespa) and to the corresponding Listing Regulation and accepted their position. Then, the Board of Directors expressed its gratitude and thanked Messrs. Renato da Cruz Gomes and Hidehiro Takahashi for the services rendered to the Company.”. I hereby confirm the deliberations above were excerpted from the Minutes of the Board of Directors’ meeting recorded in the Book of Minutes of the Meetings of the Board of Directors of the Company.

Rio de Janeiro, May 29, 2014.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: May 29, 2014		Rogerio T. Nogueira
Director of Investor Relations